United States securities and exchange commission logo





                           July 5, 2023

       Hung To Pau, Ph.D.
       Chief Executive Officer
       Advanced Biomed Inc.
       689-87 Xiaodong Road
       Yongkang District
       Tainan, Taiwan

                                                        Re: Advanced Biomed
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 20, 2023
                                                            File No. 333-272110

       Dear Hung To Pau:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 7, 2023 letter.

       Form S-1/A Filed June 20, 2023

       Our Industry, page 69

   1. We note in your discussions of Grand View Research, Inc.'s market analysis report, on pages 11, 69, and 70,
that the market size was "anticipated to grow at a CAGR of 13.5%
                                                        during the forecast
period..." which appears to be 2020-2028. Please revise this discussion to clarify
the "forecast period" and disclose whether the market value has grown, as forecasted,
since publication. Please also discuss any material assumptions underlying this market
size calculation.
 Hung To Pau, Ph.D.
FirstName   LastNameHung To Pau, Ph.D.
Advanced Biomed     Inc.
Comapany
July 5, 2023NameAdvanced Biomed Inc.
July 5,2 2023 Page 2
Page
FirstName LastName
Business
Commercialization Preparation, page 78

2. We note your response to previous comment 5 and reissue in part. Please revise to clarify the rights and obligations of the parties engaged in the research project equipment use contract with TSRI. To the extent that the "design and test production of certain flow channel" mentioned on page 36 is a subset of the tasks listed on page 78 (your use of
         "their semiconductor manufacturing equipment and precision micro-nano processing equipment for chip technology research and development such as concept presentation of each R&D process, cross-scale composite structure production, rapid wafer trial production, material testing, and thin film production") please revise to clarify this.
National Medical Insurance Program, page 92

3. We note your response to previous comment 7. We also note your statement on page 92:
            Although we strive to make our products covered by the NMIP in the future, there is no
         guarantee that the NHSA will approve our applications.    Please
revise to state, as you do
         in your response letter dated June 20, 2023, that A+LCGuard is the only product for which you are applying for National Medical Insurance Program coverage.
Note 1. Organization and Principal Activities, page F-22

4. We note your response to comment 11. It appears that Advanced Biomed Inc. (Taiwan)
         as well as Advanced Biomed Inc. were not under common control until June 8, 2022 upon which date Sglcell Ltd transferred all of its 8,000,000 shares to Dr. Yi Lu for total consideration of $8,000. Given that your disclosures indicate that the financial statements include the results of operations of Advanced Biomed Inc. (Taiwan) for two operating periods, please tell us what consideration you gave to ASC 805-50-45-5 which states that comparative information in prior years shall only be adjusted for periods during which the entities were under common control.

Note 11. Restatement, page F-32

5.       We note your response to comment 10. Please also address whether a material weakness was identified, and if so, what consideration was given to including a risk factor describing the material weakness, resulting restatement, and any associated remediation procedures.
 Hung To Pau, Ph.D.
FirstName   LastNameHung To Pau, Ph.D.
Advanced Biomed     Inc.
Comapany
July 5, 2023NameAdvanced Biomed Inc.
July 5,3 2023 Page 3
Page
FirstName LastName
       You may contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Benjamin Richie at 202-551-7857 or Margaret Schwartz at 202-551-7153 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:      Fang Liu, Esq.